November 8, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division Of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	BlackRock Equity Dividend Trust (“BDV”) (File No. 333-177182) and BlackRock Strategic Equity Dividend Trust (“BDT”) (File No. 333-177180)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BDV and BDT (collectively, the “Registrants”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statements on Form N-14 for each of BDV and BDT, Registration Nos. 333-177182 and 333-177180, respectively (together with all exhibits thereto, the “Registration Statements”). The Registration Statements were originally filed with the Commission due to a technical error on October 5, 2011.

The Registration Statements are being withdrawn at the suggestion of the Commission. The Registrant Statements have not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statements. The Registrant believes that the withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the account of the Registrant for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Thomas A. DeCapo of Skadden, Arps, Slate, Meagher & Flom LLP, at (617) 573-4814.

Very truly yours,

BlackRock Equity Dividend Trust

By: /s/ Janey Ahn
Janey Ahn
Assistant Secretary

BlackRock Strategic Equity Dividend Trust

By: /s/ Janey Ahn
Janey Ahn
Assistant Secretary